Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

October 31, 2004 and 2003

Auditors’ Report

To the Shareholders of

Titan Trading Analytics Inc.

We have audited the consolidated balance sheet of Titan Trading Analytics Inc. as at October 31, 2004 and October 31, 2003, and the consolidated statement of operations and deficit and consolidated statement of cash flows for the years ended October 31, 2004 and October 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis.

The financial statements of the Company for the year ended October 31, 2002 were audited by other auditors whose report, dated March 2, 2003, expressed an unqualified opinion on those statements.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion

/s/ Deloitte & Touche LLP

Chartered Accountants

March 16, 2005

TABLE OF CONTENTS

PAGE

Consolidated Balance Sheet

1

Consolidated Statement of Operations and Deficit

2

Consolidated Statement of Cash Flows

3

Notes to the Financial Statements

4 - 13

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Balance Sheet
As at October 31

	2004	2003
ASSETS
CURRENT
Cash and cash equivalents	$ -	$ 703
Goods and services tax receivable	11,663	10,615
Loan receivable (Note 3)	62,735	-
	74,398	11,318
Property and equipment (Note 4)	19,055	5,010
	$ 93,453	$ 16,328
LIABILITIES
CURRENT
Bank indebtedness	$ 2,236	$ -
Accounts payable and accrued liabilities	172,446	35,946
Loans and advances (Note 5)	223,962	188,384
	398,644	224,330
CAPITAL DEFICIENCY
Share capital (Note 6)	3,948,594	3,715,938
Contributed surplus (Note 6)	11,200	-
Warrants (Note 6)	116,544	-
Deficit	(4,381,529)	(3,923,940)
	(305,191)	(208,002)
	$ 93,453	$ 16,328
Continuing Operations (Note 1)

APPROVED BY THE BOARD OF DIRECTORS
/s/ Philip Carrozza II............ Director
/s/ Robert F. Roddick........... Director

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Statement of Operations and Deficit
Year ended October 31

	2004	2003	2002
Software and subscription sales	$ -	$ -	$ 44,935
EXPENSES
Research and development expenses (Note 8)	139,488	-	86,415
Professional fees	120,299	25,244	27,802
Management and consulting fees (Note 8)	112,720	110,586	62,331
Office, telephone and miscellaneous	20,401	3,748	12,636
Travel	19,727	3,430	2,296
Shareholder communications	19,616	14,331	28,660
Rent	11,738	-	5,439
Advertising and marketing	7,939	1,236	15,012
Amortization	4,247	1,766	246,300
Bank charges and interest	1,414	1,289	2,758
Bad debts	-	-	3,000
Foreign exchange loss	-	-	2,939
Salaries and benefits	-	507	210,409
	457,589	162,137	705,997
NET LOSS FOR THE YEAR	(457,589)	(162,137)	(661,062)
DEFICIT, BEGINNING OF YEAR	(3,923,940)	(3,761,803)	(3,100,741)
DEFICIT, END OF YEAR	$ (4,381,529)	$ (3,923,940)	$ (3,761,803)
BASIC AND DILUTED LOSS PER SHARE	$ (0.04)	$ (0.02)	$ (0.07)
WEIGHTED AVERAGE NUMBER OF
SHARES USED TO CALCULATE
BASIC AND DILUTED LOSS
PER SHARE	10,809,501	9,812,966	9,812,966

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Statement of Cash Flows
Year ended October 31

	2004	2003	2002
OPERATING
Net loss for the year	$ (457,589)	$ (162,137)	$ (661,062)
Adjustments for non-cash items:
Amortization	4,247	1,766	246,300
Foreign exchange loss	-	-	2,938
Management fees (Note 6)	11,200	-	-
Loss on disposition of property and equipment	-	-	1,021
Net changes in non-cash working capital balances:	(442,142)	(160,371)	(410,803)
Goods and services tax receivable	(1,048)	(8,319)	1,517
Prepaid expenses	-	-	1,934
Accounts payable and accrued liabilities	136,500	(18,034)	21,273
	(306,690)	(186,724)	(386,079)
INVESTING
Loan receivable	(62,735)	-	-
Software and systems development	-	-	-
(Purchase) sale of property and equipment	(18,292)	(1,776)	14,419
	(81,027)	(1,776)	14,419
FINANCING
Issue of common shares and warrants net of issue costs	349,200	-	-
Loans and advances	35,578	188,384	-
	384,778	188,384	-
Foreign exchange loss on cash
held in foreign currency	-	-	(2,938)
DECREASE IN CASH AND
CASH EQUIVALENTS	(2,939)	(116)	(374,598)
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	703	819	375,417
CASH AND CASH EQUIVALENTS,
END OF YEAR	$ (2,236)	$ 703	$ 819
CASH USED IN OPERATING ACTIVITIES
INCLUDES:
Bank charges and interest	$ 1,414	$ 1,289	$ 1,289

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

1.

CONTINUING OPERATIONS

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has no revenue in 2004, has a working capital deficiency of $324,246 and a capital deficiency of $305,191.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 11) obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2005, however, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary, Titan Trading Corp.  All intercompany balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

Property and equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Software and subscription sales

Revenue arising from software and subscription sales is recognized at the time of the sale unless the Company is obligated to provide services in the future, in which case a portion of the revenue is deferred until the services have been performed.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in Note 6. No compensation expense is recognized for this plan when the stock options are issued.  Any consideration paid by option holders for the purchase of stock is credited to capital stock.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

3.

LOAN RECEIVABLE

The amount due from a director of the Company is non-interest bearing, unsecured and has no fixed terms of repayment.

4.

PROPERTY AND EQUIPMENT

	2004			2003
			Net			Net
		Accumulated	Book		Accumulated	Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer	$32,068	$13,013	$19,055	$ 13,776	$ 8,766	$ 5,010
equipment
Software
development
costs	947,877	947,877	-	947,877	947,877	-
	$979,945	$960,890	$19,055	$ 961,653	$ 956,643	$ 5,010

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

4.

PROPERTY AND EQUIPMENT (continued)

Asset retirement obligations

Effective November 1, 2003, the Company adopted new Handbook Section 3110, “Asset Retirement Obligations.”  This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment.  These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is capitalized as part of the related asset and is amortized into income over time.  The adoption of this new standard did not have an impact on the consolidated financial statements.

5.

LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment. Included in the total of $223,962 is $103,256 due to a director of the Company and his associated company.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

6.

SHARE CAPITAL

	2004		2003		2002
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized
100,000,000
common shares,
without par value

Issued and
outstanding
beginning of year	9,812,966	$ 3,715,938	9,812,966	$ 3,715,938	9,812,966	$ 3,715,938

Private placements	3,211,999	$ 232,656	-	-	-	-
Issued and
outstanding,
end of year	13,024,965	$ 3,948,594	9,812,966	$ 3,715,938	9,812,966	$ 3,715,938

At October 31, 2004, 2,850,000 common shares were held in escrow. The release from escrow is based upon the passage of time.

6.

SHARE CAPITAL (continued)

Stock Option Plan - Employees

Effective November 1, 2002, the Company adopted the recommendations of the CICA for accounting for stock-based compensation.  As permitted under the new rules, the Company has elected to measure compensation expense as the difference, if any, between the quoted market value of the stock at the date of grant and the exercise price at the date of grant.  The exercise price of options granted to employees by the Company is not less than the market value at the date of grant, and consequently, no compensation related to employee stock options has been recorded.

Stock Option Plan - Non-employees

In accordance with CICA Section 3870, compensation for costs for stock options issued to non-employees were calculated using the Black-Scholes option pricing model resulting in an additional charge to Management Fees of $11,200 with a corresponding increase in contributed surplus.

The Company has options outstanding under the employee plan as follows:

	2004		2003

		Weighted-		Weighted-
		Average		Average
	Common	Exercise	Common	Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of period	360,000	$ 0.25	2,055,000	$ 0.29

Granted (a)	2,050,000	0.10	-	-
Cancelled	(710,000)	0.10	(1,695,000)	0.29
Outstanding at end of period	1,700,000	0.10	360,000	$ 0.25
Exercisable at end of period	1,700,000	0.10	360,000	$ 0.25

(a) During the year, the Company issued 1,850,000 options on December 22, 2003 to employees and 200,000 options on May 10, 2004 to consultants of the Company.

The following table summarizes information on share options outstanding and executable at October 31, 2004:

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

6.

SHARE CAPITAL (continued)

Share options outstanding and exercisable
		Weighted
		Average
		Remaining
	Number	Contractual
Exercise Price	Outstanding	Life (years)
$ 0.10	1,500,000	4.1
0.12	200,000	4.5
$ 0.10	1,700,000	4.2

If compensation costs for employee stock options issued subsequent to November 1, 2003 had been determined based on the fair market value methodology, using the Black-Scholes option pricing model, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

	2004	2003

Net loss, as reported	$ (457,589)	$ (162,137)
Pro forma net loss	$ 524,189	$ (162,137)
Loss per common share,
as reported
Basic and fully diluted	$ (0.04)	$ (0.02)
Proforma loss per
common share
Basic and fully diluted	$ (0.05)	$ (0.02)

The fair value of each set of options granted by the Company was estimated using the Black-Scholes option pricing model assuming the following:

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

6.

SHARE CAPITAL (continued)

	Ranging from
Dividend yield	0%	0%
Risk-free rate	3.92%	4.00%
Average life	5 years	5 years
Volatility rate	143%	144%
Marketability discount	60%	60%
Weighted Fair Value of Options Granted	$ 0.04	$ 0.06

The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of the options by the holders.

During the year, the Company issued share purchase warrants on a one-to-one basis with the private placements of common shares which are summarized below:

	2004		2003		2002
Warrants	Warrants	Amount	Warrants	Amount	Warrants	Amount
Issued and
outstanding,
beginning of year	-	$ -	-	$ -	-	$ -
Equity placements (a)	3,211,999	116,544	-	-	-	-
Issued and
outstanding,
end of year	3,211,999	$ 116,544	-	$ -	-	$ -

The following table summarizes information on warrants outstanding at October 31, 2004:

Exercise Prices	Number Outstanding	Expiry Date
$0.12	1,240,000	March 16, 2006
$0.12	-	March 16, 2006
$0.20	-	October 22, 2005
1,240,000

At the warrant holder's option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

6.

SHARE CAPITAL (continued)

(a)

Equity placements

During 2004, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

(i)  On March 16, 2004, the Company issued 1,240,000 common shares and 1,240,000 detachable warrants for proceeds of $124.  Of the net proceeds, $35 and $89 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12 are immediately exercisable and expire on March 16, 2006.

(ii)  On August 30, 2004, the Company issued 1,212,000 common shares and 1,212,000 detachable warrants for proceeds of $121.  Of the net proceeds, $63 and $58 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12 are immediately exercisable and expire on March 16, 2006.

(iii)  On October 22, 2004, the Company issued 759,999 common shares and 759,999 detachable warrants for proceeds of $114.  Of the net proceeds, $87 and $27 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.20 are immediately exercisable and expire on October 22, 2005.

The issue costs relating to these placements totaled $10,000.

7.

FUTURE INCOME TAXES

The tax effect of significant temporary differences is as follows:

	2004	2003

Operating loss carry-forwards	$ 1,222,000	$ 1,200,000
Future income tax assets before valuation allowance	1,222,000	1,200,000
Valuation allowance	(1,222,000)	(1,200,000)
Future income tax assets	-	-
Net future income tax liabilities	$ -	$ -

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $3,432,000 carried forward against future years' earnings otherwise subject to income taxes.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

7.

FUTURE INCOME TAXES (continued)

The losses expire as follows:

2005	$ 470,000
2006	598,000
2007	725,000
2008	586,000
2009	448,000
2010	185,000
2014	420,000
$ 3,432,000

8.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals:

	2004	2003	2002

Management, consulting and administration fees	$ 80,520	$ 110,586	$ 59,456
Rent	-	-	5,100
Research and development	120,000	-	65,409
Loans receivable (Note 3)	62,735	-	-

At October 31, 2004, $103,256 (2003-$69,680) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations and are recorded at the exchange amount.

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable, and loans and advances. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Year ended October 31

10.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada.

11.

SUBSEQUENT EVENTS

In November 2004, pursuant to a private placement, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share $0.20 per share in year one, and $0.25 per share in year two, until expiry on November 30, 2006.

In December 2004, the Company announced that Mr. Robert Roddick has joined the Board of Directors.

In January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

In February 2005, pursuant to a private placement, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

In February and early March 2005, the Company completed two of the three closings of a private placement offering in an amount of CDN $120,000 (U.S. $100,000).  The units had a subscription price of $0.12 Canadian ($0.10 U.S.) per unit.  Each unit consisted of one common share and one half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 U.S.) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.